Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011	Term Sheet to Product Supplement No. 4-I Registration Statement No. 333-177923 Dated February 26, 2013; Rule 433

Structured Investments	$ Dual Directional Knock-Out Buffered Equity Notes Linked to the iShares® MSCI EAFE Index Fund due March 18, 2015

General

•	The notes are designed for investors who seek an uncapped, unleveraged return equal to any appreciation, or a capped, unleveraged return equal to the absolute value of any depreciation (up to the Knock-Out Buffer Amount of between 22.50%* and 28.50%*), of the iShares® MSCI EAFE Index Fund at maturity, and who anticipate that the closing price of one share of the Fund will not be less than the Initial Share Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments, and, if the closing price of one share of the Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, be willing to lose some or all of their principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing March 18, 2015†
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about March 13, 2013 and are expected to settle on or about March 18, 2013.

Key Terms

Fund:	The iShares® MSCI EAFE Index Fund (Bloomberg ticker symbol “EFA”)
Knock-Out Event:	A Knock-Out Event occurs if, on any day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	Between 22.50%* and 28.50%* * The actual Knock-Out Buffer Amount will be determined on the pricing date and will not be less than 22.50% or greater than 28.50%.
Payment at Maturity:

If the Final Share Price is greater than the Initial Share Price, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return)

If the Final Share Price is equal to the Initial Share Price, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.

If the Final Share Price is less than the Initial Share Price and a Knock-Out Event has not occurred, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Absolute Fund Return, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Absolute Fund Return)

Because a Knock-Out Event will occur if the closing price of one share of the Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount of between 22.50%* and 28.50%* on any day during the Monitoring Period, your maximum payment at maturity if the Fund Return is negative, which we refer to as the maximum downside payment, will not be less than $1,225.00** or greater than $1,285.00** per $1,000 principal amount note.

**The actual maximum downside payment will depend on the Knock-Out Buffer Amount determined on the pricing date, and will not be less than $1,225.00 or greater than $1,285.00 per $1,000 principal amount note.

If the Final Share Price is less than the Initial Share Price and a Knock-Out Event has occurred, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return)

If a Knock-Out Event has occurred and the Final Share Price is less than the Initial Share Price, you will lose some or all of your initial investment at maturity.

Monitoring Period:	The period from but excluding the pricing date to and including the Observation Date
Fund Return:	Final Share Price – Initial Share Price Initial Share Price
Absolute Fund Return:	The absolute value of the Fund Return. For example, if the Fund Return is -5%, the Absolute Fund Return will equal 5%.
Initial Share Price:	The closing price of one share of the Fund on the pricing date, divided by the Share Adjustment Factor
Final Share Price:	The closing price of one share of the Fund on the Observation Date
Share Adjustment Factor:	Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 4-I for further information.
Observation Date† :	March 13, 2015
Maturity Date†:	March 18, 2015
CUSIP:	48126DYQ6
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Dual Directional Knock-Out Buffered Equity Notes involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement 1-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $12.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $12.50 per $1,000 principal amount note and will depend on market conditions on the pricing date. In no event will the commission received by JPMS exceed $25.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

February 26, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I and “Risk Factors” in the accompanying underlying supplement no.1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	TS-1
Dual Directional Knock-Out Buffered Equity Notes Linked to the iShares® MSCI EAFE Index Fund

Selected Purchase Considerations

•	UNCAPPED, UNLEVERAGED APPRECIATION POTENTIAL IF THE FUND RETURN IS POSITIVE — The notes provide the opportunity to earn an unleveraged return equal to any appreciation in the Fund and are not subject to a predetermined maximum gain if the Fund Return is positive. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	POTENTIAL FOR A RETURN OF UP TO BETWEEN 22.50%* AND 28.50%* ON THE NOTES EVEN IF THE FUND RETURN IS NEGATIVE — If the Final Share Price is less than the Initial Share Price and a Knock-Out Event has not occurred, you will earn a positive, unleveraged return on the notes equal to the Absolute Fund Return. Because the Absolute Fund Return is based on the absolute value of the change from the Initial Share Price to the Final Share Price, under these circumstances, you will earn a positive return on the notes even if the Final Share Price is less than the Initial Share Price. For example, if the Fund Return is -5%, the Absolute Fund Return will equal 5%. Because a Knock-Out Event will occur if the closing price of one share of the Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount of between 22.50%* and 28.50%* on any day during the Monitoring Period, your maximum downside payment will be not less than $1,225.00 or greater than $1,285.00 per $1,000 principal amount note.

* The actual Knock-Out Buffer Amount will be determined on the pricing date and will not be less than 22.50% or greater than 28.50% per annum.

•	RETURN LINKED TO THE iSHARES® MSCI EAFE INDEX FUND — The return on the notes is linked to the iShares® MSCI EAFE Index Fund. The iShares® MSCI EAFE Index Fund is an exchange-traded fund that trades on the NYSE Arca under the ticker symbol “EFA.” The iShares® MSCI EAFE Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in developed European, Australasian and Far Eastern markets, as measured by the MSCI EAFE® Index, which we refer to as the Underlying Index. The MSCI EAFE® Index is a stock index calculated, published and disseminated daily by MSCI Inc. and is intended to provide performance benchmarks for the developed equity markets in Australia and New Zealand and those in Europe and Asia. Effective May 27, 2010, Israel has been reclassified as a developed market by MSCI Inc. Since that date, Israel has been included in the MSCI EAFE® Index. For additional information on the iShares® MSCI EAFE Index Fund, see the information set forth under “Fund Descriptions — The iShares® MSCI EAFE Index Fund” in the accompanying underlying supplement no. 1-I.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The Internal Revenue Service (the “IRS”) or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments —	TS-2
Dual Directional Knock-Out Buffered Equity Notes Linked to the iShares® MSCI EAFE Index Fund

Non-U.S. Holders - Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or “deemed paid” after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities of the Fund or the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and “Risk Factors” in the accompanying underlying supplement no. 1-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Fund and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Fund Return is positive or negative. If the closing price of one share of the Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount of between 22.50%* and 28.50%* on any day during the Monitoring Period, a Knock-Out Event will have occurred, and the benefit provided by the Knock-Out Buffer Amount will terminate. Under these circumstances, if the Final Share Price is less than the Initial Share Price, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less that the Initial Share Price. Accordingly, you could lose some or all of your initial investment at maturity.
•	YOUR MAXIMUM DOWNSIDE GAIN ON THE NOTES IS LIMITED BY THE KNOCK-OUT BUFFER AMOUNT — If the Final Share Price is less than the Initial Share Price, and a Knock-Out Event has not occurred, you will receive at maturity $1,000 plus a return equal to the Absolute Fund Return, up to the Knock-Out Buffer Amount of between 22.50%* and 28.50%*. Because a Knock-Out Event will occur if the closing price of one share of the Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, your maximum downside payment will not be less than $1,225.00 or greater than $1,285.00 per $1,000 principal amount note.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Executive Overview — CIO Synthetic Credit Portfolio Update,” “Liquidity Risk Management — Credit Ratings” and “Item 4. Controls and Procedures” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.
•	THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If the closing price of one share of the Fund on any day during the Monitoring Period is less than the Initial Share Price by more than the Knock-Out Buffer Amount of between 22.50%* and 28.50%*, you will at maturity be fully exposed to any depreciation in the Fund. We refer to this feature as a contingent buffer. Under these circumstances, if the Final Share Price is less than the Initial Share Price, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price. You will be subject to this potential loss of principal even if the Fund subsequently increases such that the
JPMorgan Structured Investments —	TS-3
Dual Directional Knock-Out Buffered Equity Notes Linked to the iShares® MSCI EAFE Index Fund

closing price of one share of the Fund is less than the Initial Share Price by not more than the Knock-Out Buffer Amount, or is equal to or greater than the Initial Share Price. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus a return equal to the Fund Return if the Final Share Price is less than the Initial Share Price by up to the Knock-Out Buffer or a return equal to the Fund Return (which will be negative) plus the Knock-Out Buffer Amount at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While any payment on the notes described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the equity securities held by the Fund or included in the Underlying Index would have.
•	RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE CLOSING PRICE OF THE FUND IS VOLATILE — The likelihood of the closing price of one share of the Fund declining from the Initial Share Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the closing price of the Fund — the frequency and magnitude of changes in the closing price of the Fund.
•	THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the Fund’s shares are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.
•	DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index. In addition, its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index. All of these factors may lead to a lack of correlation between the Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index. Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.
•	NON-U.S. SECURITIES RISK — The equity securities underlying the Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.
•	EMERGING MARKETS RISK — The equity securities underlying the Fund have been issued by non-U.S. companies located in emerging markets countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or
JPMorgan Structured Investments —	TS-4
Dual Directional Knock-Out Buffered Equity Notes Linked to the iShares® MSCI EAFE Index Fund

inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of shares of the Fund and the notes.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Fund trade. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities denominated in those currencies in the Fund. If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the net asset value of the Fund will be adversely affected and the payment at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:
•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments; and
•	the extent of government surpluses or deficits in issuing countries of those currencies and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of issuing countries of those currencies and the United States and other countries important to international trade and finance.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Fund on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility of the Fund;
•	the time to maturity of the notes;
•	whether a Knock-Out Event has occurred or is expected to occur;
•	the dividend rates on the equity securities underlying the Fund;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory and judicial events;
•	the exchange rate and volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Fund trade and correlation between those rates and the prices of shares of the Fund;
•	the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	TS-5
Dual Directional Knock-Out Buffered Equity Notes Linked to the iShares® MSCI EAFE Index Fund

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return set forth below assumes an Initial Share Price of $57.00 and a Knock-Out Buffer Amount of 22.50%. Each hypothetical total return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

			Total Return
Final Share Price	Fund Return	Absolute Fund Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
$102.6000	80.00%	80.00%	80.00%	80.00%
$94.0500	65.00%	65.00%	65.00%	65.00%
$85.5000	50.00%	50.00%	50.00%	50.00%
$79.8000	40.00%	40.00%	40.00%	40.00%
$74.1000	30.00%	30.00%	30.00%	30.00%
$68.4000	20.00%	20.00%	20.00%	20.00%
$62.7000	10.00%	10.00%	10.00%	10.00%
$59.8500	5.00%	5.00%	5.00%	5.00%
$58.4250	2.50%	2.50%	2.50%	2.50%
$57.5700	1.00%	1.00%	1.00%	1.00%
$57.0000	0.00%	0.00%	0.00%	0.00%
$56.4300	-1.00%	1.00%	1.00%	-1.00%
$54.1500	-5.00%	5.00%	5.00%	-5.00%
$51.3000	-10.00%	10.00%	10.00%	-10.00%
$45.6000	-20.00%	20.00%	20.00%	-20.00%
$44.1750	-22.50%	22.50%	22.50%	-22.50%
$44.1693	-22.51%	22.51%	N/A	-22.51%
$39.9000	-30.00%	30.00%	N/A	-30.00%
$34.2000	-40.00%	40.00%	N/A	-40.00%
$28.5000	-50.00%	50.00%	N/A	-50.00%
$22.8000	-60.00%	60.00%	N/A	-60.00%
$17.1000	-70.00%	70.00%	N/A	-70.00%
$11.4000	-80.00%	80.00%	N/A	-80.00%
$5.7000	-90.00%	90.00%	N/A	-90.00%
$0.0000	-100.00%	100.00%	N/A	-100.00%

(1) The closing price of one share of the Fund is greater than or equal to $44.175 (77.50% of the hypothetical Initial Share Price) on each day during the Monitoring Period.

(2) The closing price of one share of the Fund is less than $44.175 (77.50% of the hypothetical Initial Share Price) on at least one day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The closing price of one share of the Fund increases from the Initial Share Price of $57.00 to a Final Share Price of $59.85. Because the Final Share Price of $59.85 is greater than the Initial Share Price of $57.00 and the Fund Return is 5%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5%) = $1,050

Example 2: A Knock-Out Event has not occurred, and the closing price of one share of the Fund decreases from the Initial Share Price of $57.00 to a Final Share Price of $54.15. Although the Fund Return is negative, because a Knock-Out Event has not occurred and the Absolute Fund Return is 5%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5%) = $1,050

Example 3: A Knock-Out Event has occurred, and the closing price of one share of the Fund decreases from the Initial Share Price of $57.00 to a Final Share Price of $51.30. Because a Knock-Out Event has occurred and the Fund Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

JPMorgan Structured Investments —	TS-6
Dual Directional Knock-Out Buffered Equity Notes Linked to the iShares® MSCI EAFE Index Fund

$1,000 + ($1,000 × -10%) = $900

Example 4: A Knock-Out Event has not occurred, and the closing price of one share of the Fund decreases from the Initial Share Price of $57.00 to a Final Share Price of $44.175. Although the Fund Return is negative, because a Knock-Out Event has not occurred and the Absolute Fund Return is equal to the hypothetical Knock-Out Buffer Amount of 22.50%, the investor receives a payment at maturity of $1,225 per $1,000 principal amount note, the hypothetical maximum downside payment, calculated as follows:

$1,000 + ($1,000 × 22.50%) = $1,225

Example 5: A Knock-Out Event has not occurred prior to the Observation Date, and the closing price of one share of the Fund decreases from the Initial Share Price of $57.00 to a Final Share Price of $28.50. Because the Final Share Price is less than the Initial Share Price by more than the hypothetical Knock-Out Buffer Amount of 22.50%, a Knock-Out Event has occurred, and because the Fund Return is -50%, the investor receives a payment at maturity of $500 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 × 50%) = $500

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	TS-7
Dual Directional Knock-Out Buffered Equity Notes Linked to the iShares® MSCI EAFE Index Fund

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI EAFE Index Fund based on the weekly historical closing prices of one share of the Fund from January 4, 2008 through February 22, 2013. The closing price of one share of the Fund on February 25, 2013 was $57.09.

We obtained the closing prices of one share of the Fund below from Bloomberg Financial Markets, without independent verification. The historical prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the pricing date, the Observation Date or any day during the Monitoring Period. We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment.

Supplemental Notice to Investors

The notes may cause you to become subject to short position disclosure requirements if they confer a financial advantage on you in the event of a decrease in the price or value of any relevant shares under Regulation (EU) No. 236/2012 (the “Short Selling Regulation”).  This will occur if the short position represented by the short exposure provided by the notes, when combined with other long and short positions you may hold, causes you to cross a relevant net short position disclosure threshold under the Short Selling Regulation.  It is your responsibility to monitor your net short positions and to comply with the obligations applicable to you under the Short Selling Regulation.  You should consult with your own legal and regulatory advisers regarding the notes should you have any concerns about these requirements.

JPMorgan Structured Investments —	TS-8
Dual Directional Knock-Out Buffered Equity Notes Linked to the iShares® MSCI EAFE Index Fund